650 Page Mill Road Palo Alto, CA 94304-1050 650.493.9300 650.493.6811 www.wsgr.com

December 23, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo
Matthew Crispino
Kathleen Collins
Melissa Kindelan
Larry Spirgel

Re:	Roblox Corporation
Registration Statement on Form S-1
CIK No. 0001315098; Registration No. 333-250204

Ladies and Gentlemen:

On behalf of our client, Roblox Corporation (“Roblox” or the “Company”), we are submitting this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to supplementally provide information discussed with the Staff telephonically relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”), originally confidentially submitted in draft form to the Commission on October 9, 2020, filed via EDGAR on November 19, 2020 and amended with a filing via EDGAR on December 1, 2020. Attached as Appendix A to this letter the Company has provided for the Staff’s consideration the amended pages of the Registration Statement that the Company anticipates including in a subsequent filing of the Registration Statement (the “Supplemental Disclosure”).

Additional Disclosures Regarding Transaction Structure Discussed with the Staff

As discussed on several telephone conversations with the Staff commencing on December 16, 2020 and most recently on December 23, 2020, the Company intends to amend the Registration Statement to reflect the Company’s decision to pursue an initial public offering via a direct listing

AUSTIN        BEIJING             BOSTON            BRUSSELS        HONG KONG        LONDON         LOS ANGELES        NEW YORK        PALO ALTO

SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

Securities and Exchange Commission

December 23, 2020

instead of an underwritten offering of shares of Class A common stock. The Registration Statement originally contemplated an underwritten public offering by the Company and certain selling stockholders, and the Company worked with Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and other underwriters to form a potential syndicate that advised the Company throughout the proposed underwritten initial public offering process.

During early November 2020, with the assistance of a number of its potential underwriters, including Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, the Company conducted “testing-the-waters” meetings with certain potential qualifying investors in compliance with applicable securities laws and regulations. The Company also conducted analyst due diligence sessions in October and November 2020. In November 2020 and early December 2020, the Company engaged with a broader potential underwriting syndicate and confidentially received preliminary price range recommendations from the underwriters based on the then-current market conditions. This confidential preliminary price range was not disclosed publicly by the Company, nor was it communicated to any potential investors. Later in mid-December 2020, due to market volatility and the performance of other recent underwritten initial public offerings for prominent technology companies, the Company determined to undertake a direct listing, as described in the section titled “About this Prospectus” in the Supplemental Disclosure, in part because it believed that the pricing process of the direct listing may provide for an improvement over an underwritten offering for its employees and stockholders who elect to sell any of their shares of Class A common stock.

On December 22, 2020, the Company informed Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC that the Company intended to engage them as financial advisors for the direct listing. Under the Company’s proposed direct listing timeline, the Company is currently contemplating the following schedule for key dates related to a direct listing (which are subject to change):

•	Publicly file an amended Registration Statement on or about January 22, 2021 with preliminary, unaudited “flash numbers” for the quarter and year ended December 31, 2020;

•	Hold an investor day on or about January 26, 2021;

•	Seek SEC effectiveness of the Registration Statement on or about January 29, 2021; and

•	Target the first day of trading on or about February 9, 2021.

While Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC were part of the underwriting syndicate for the proposed underwritten offering, they are serving solely as financial advisors to the Company in this direct listing. In addition, the Company does not believe that prior efforts described above for the proposed underwritten offering are relevant to the direct listing, which is expected to be completed in early February 2021, and will be performed consistent with

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December 23, 2020

other direct listings and the NYSE rules, all as described in the Supplemental Disclosure, including in the section titled “Plan of Distribution.” In particular, the Company believes the preliminary price range recommendation communicated to the Company on December 5, 2020 is outdated and not relevant because, among other reasons, (i) such price range was meant to be used for an underwritten offering expected to be launched and priced during the middle of December 2020, prior to the holidays, (ii) at the first trading day for the direct listing, investors will have the benefit of the Company’s preliminary unaudited financial information for the quarter and year ended December 31, 2020 and investor day communications to inform their trading in the Company’s shares, (iii) the December 5, 2020 preliminary price range obviously does not reflect comparable/peer company trading data, including recent tech IPOs, that occurred in December 2020 or will occur in early 2021, (iv) as noted in the Supplemental Disclosure, including in the section titled “Plan of Distribution,” the financial advisors are expected to provide the designated market maker with the Company’s most recently completed independent Class A common stock valuation report, which is in the process of being prepared and the Company expects to be issued in late December 2020, and (v) for all of the foregoing reasons and based on comparable/peer company market data and the performance of the Company to date, the Company notes that as a factual basis, the Company has determined the preliminary price range is irrelevant to its view of its valuation.

In connection with the direct listing proposed for early February 2021, the Company will endeavor, and it is the Company’s understanding that its financial advisors and any affiliated persons will endeavor, to conduct their activities in a manner that will not violate the applicable provisions of Regulation M (to the extent that Regulation M applies to such activities) or the other anti-manipulation and antifraud provisions of the U.S. securities laws, including, for example, Sections 9(a) and 10(b) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 thereunder. For example, consistent with precedent direct listing transactions, the Company intends to observe, and the Company understands that its financial advisors and any affiliated persons will endeavor to observe, a five-day restricted period that commences on the fifth business day prior to the determination by the designated market maker of the opening trading price of the shares of Class A common stock on the NYSE and ends with the commencement of secondary market trading in the shares of Class A common stock on the NYSE. The Company and its financial advisors do not believe that the actions undertaken during its then proposed underwritten initial public offering, including the financial advisors having met with potential investors in “testing the waters” meetings or discussions between the Company and the underwriters relating to a potential price range, should impact the restricted period under Regulation M for the direct listing or result in it extending beyond the commencement of this secondary market trading.

In the Supplemental Disclosure, please find the proposed language that the Company intends to include in the next amendment to the Registration Statement, as discussed with the Staff telephonically on December 23, 2020. The Company is happy to arrange further conversations

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December 23, 2020

with the Staff, including the Division of Trading and Markets, regarding any questions related to the Company’s proposed direct listing. The Company further advises the Staff that the Supplemental Disclosure included on Appendix A is subject to further change in advance of filing of the next amendment to the Registration Statement.

Additional Disclosures Regarding Valuation Matters Discussed with the Staff

The Staff requested a supplemental explanation of the timeline between the most recent valuation of the Company’s Class A common stock with a valuation date of September 30, 2020 and leading up to the Company’s initial public offering via a direct listing. The Company respectfully advises the Staff that it has evaluated its liquidity opportunities from time to time, including over the past year. The Company commenced its serious evaluations of an initial public offering (“IPO”), as well as other alternative paths, in September 2020. A draft of the Registration Statement was circulated to the working group on September 25, 2020, and the Company targeted confidentially submitting the Registration Statement in draft form to the Commission around October 16, 2020, with the goal of a first quarter direct listing IPO.

As the Company had been growing and preparing its audited financials, the Company determined, in consultation with Deloitte, to seek the viewpoint of the Office of the Chief Accountant of the Commission with respect to the Company’s proposed accounting for revenue generated upon redemption by third-party developers of in-game currency previously earned by such developers. The Company had immaterial amounts of such revenue in historic and current periods, but determined that this revenue would increase, so the Company, with the review of Deloitte, prepared a pre-clearance letter to the Office of the Chief Accountant which was submitted on September 3, 2020. The Company believed that seeking this guidance from the Office of the Chief Accountant would preserve the Company’s strategic options for the future, including an IPO, by receiving helpful input on the Company’s financial statement presentation necessary for an IPO, whether in 2020 or in the future. The Company had several consultations and follow-up letters with the Office of the Chief Accountant over the next two months. On a call with the Office of the Chief Accountant on November 5, 2020, the Company confirmed that the Office of the Chief Accountant did not object to the Company’s conclusion on the pre-clearance letter, and submitted a confirmation letter on December 2, 2020.

In the ordinary course of business, the Company commissioned a 409A valuation report from its third-party valuation firm on September 18, 2020 to provide a valuation as of September 30, 2020. At the time the Company commissioned the updated 409A valuation report, it had an expectation of completing a direct listing in approximately six months. Therefore, as mentioned in the previous supplemental analysis provided to the Staff on December 7, 2020, the September 30, 2020 valuation report incorporated two outcomes, an IPO and a remain-private scenario, in which an IPO was carried a weighting of 35%. Given the relatively early stage of its direct listing preparations and the mandate from the Board to continue to keep all strategic options open, the Company felt that this weighting was appropriate, and based on the valuation methodology described above, the Company concluded that the value of its common stock to be $8.45.

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December 23, 2020

On September 30, 2020, the Company had a call with Goldman Sachs & Co. LLC in which Goldman Sachs & Co. LLC reviewed the possibility that the Company could complete an offering before the end of 2020. To maintain optionality, the Company subsequently decided to convert the Registration Statement to reflect a traditional, underwritten IPO instead of a direct listing, and accelerate its filing timeline. On Monday, October 5, 2020, the Company received the final 409A valuation report with a valuation date of September 30, 2020, and requested Board approval for the valuation report, which was obtained on October 6, 2020. At the same time, an initial draft of the Registration Statement was shared with the Board, and the Board met on October 8, 2020 to review and approve the initial confidential submission of the Registration Statement reflecting a proposed underwritten IPO. At this point, the Company had received no indication of preliminary pricing for either a direct listing or an underwritten initial public offering from Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC or any other party.

The Company completed an initial draft of its financial statements for the nine months ended September 30, 2020 on October 27, 2020. At such time, for financial reporting purposes, the Company applied a straight-line calculation between the 409A valuation report as of September 30, 2020 to determine the fair value of the Company’s common stock on the grant dates in July and August 2020. Using the benefit of hindsight, the Company determined that the straight-line calculation would provide the most reasonable conclusion for the valuation of the common stock, and determined that the incremental stock-based compensation associated with the July and August 2020 grants would be immaterial to the Company’s results for the nine months ended September 30, 2020. The Company finalized the financial statements for that period for inclusion in the Registration Statement confidentially submitted on November 12, 2020.

As previously disclosed to the Staff, representatives of Goldman Sachs & Co. LLC, the lead underwriter for the Company’s initial public offering, on behalf of the underwriters, advised the Company on December 5, 2020 on a recommended preliminary price range based on then-current market conditions. At the time, the Company believed such price range to be a bona fide price range.

Based on discussions with the Staff, the Company re-evaluated its stock-based compensation treatment to increase the probability of the IPO scenario to 80% given favorable market conditions surrounding technology sector IPOs, and to compute the equity value in the IPO scenario based on analysis of a group of guideline public companies that included content, social and enablement companies. The Company determined that assessing the mean and median changes to the stock price for these guideline public companies was a fair representation of the Company’s fair market value and would provide the most reasonable conclusion for the valuation of the common stock. As a result the Company has adjusted the September 30, 2020 valuation using these assumptions, and believes the fair market value on such date was $24.19. The Company determined that the impact of change to the fair market value and the incremental stock-based compensation associated with the July and August 2020 grants would be $4.3 million for the quarter ended September 30, 2020, and has included such amounts in the Supplemental Disclosure.

Securities and Exchange Commission

December 23, 2020

Additional Disclosures Regarding Accounting Matters Discussed with the Staff

The Company also respectfully informs the Staff that the Company’s Premium Payout program launched in 2020, and therefore additional revisions related to an immaterial computational error in the calculation of Developer Exchange Fees discussed with the Staff required adjustments solely in the Company’s financial information for the period ended September 30, 2020.

The Supplemental Disclosure also includes proposed language that the Company intends to include in the next amendment to the Registration Statement in response to the Staff’s verbal comments and in response to the Staff’s prior comment 2 in its letter dated November 25, 2020. The Company has revised the disclosures on pages 5, 8, 81, 82, 118, 125, 126, and F-14, included in the Supplemental Disclosure, to provide additional information regarding our Developer Exchange Program. The Company has also removed the disclosure on page 82 regarding our primary cost areas that was provided on a non-GAAP basis in response to the Staff’s prior comment 4 in its letter dated November 25, 2020. In addition, the Company has revised the disclosures on page 88, included in the Supplemental Disclosure, to provide further explanation regarding our cohort analysis.

The Company also advises the Staff that it has provided additional disclosure on pages 80, 81 and F-36, included in the Supplemental Disclosure, to disclose information regarding our recent acquisitions.

* * * *

Securities and Exchange Commission

December 23, 2020

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at (650) 565-3596 or mcoke@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael Coke
Michael Coke

cc:	David Baszucki, Roblox Corporation
Michael Guthrie, Roblox Corporation
Mark Reinstra, Roblox Corporation
Edwin Hormozian, Deloitte & Touche LLP
Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
Lianna Whittleton, Wilson Sonsini Goodrich & Rosati, P.C.
Kevin Kennedy, Simpson Thacher & Bartlett LLP